Rec'd 10/17/03



SECURITI [barcode] SSION

03051947

SECURITIES AND EXCHANGE COMMISSION RECEIVED

OCT 17 2003

DIVISION OF MARKET REGULATION

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8- 43035 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING March 31, 2003 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Brokers Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Rector Street, Suite 1801
(No. and Street)

| New York, | New York | 10006-1705 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Philip J. Salvia Chief Financial Officer (212) 513-4445
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price Waterhouse Coopers
(Name – *if individual, state last, first, middle name*)

| 1177 Avenue of the Americas | New York, | NY | 10036 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 04 2003
THOMSON FINANCIAL

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Philip J. Salvia, Chief Financial Officer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Brokers Securities, Inc., as of March 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VALENTIN RIVERA HILDA
Notary Public, State of New York
No. 01VA5066801
Qualified in Bronx County
Commission Expires October 7, 2006

Signature
Philip J. Salvia
Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# First Brokers' Securities, Inc.
## Table of Contents

# First Brokers Securities, Inc.

**Statement of Financial Condition**
**March 31, 2003**

# First Brokers Securities, Inc.
## Table of Contents

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

## Report of Independent Accountants

To the Shareholder of
First Brokers Securities, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of First Brokers Securities, Inc. (the "Company") at March 31, 2003, in conformity with accounting principles generally accepted in the United States of America. The financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

May 20, 2003

# First Brokers Securities, Inc.
## Statement of Financial Condition
## March 31, 2003

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 18,652,059 |
| Receivable from clearing broker | 834,346 |
| Receivables from brokers and dealers | 208,406 |
| Equipment and leasehold improvements, net | 3,073,558 |
| Prepaid expenses and other assets | 960,492 |
| | $ 23,728,861 |
| **Liabilities and Stockholder's Equity** | |
| Liabilities | |
| Accrued compensation and related expenses | $ 12,179,242 |
| Accrued taxes payable | 202,925 |
| Accounts payable and accrued expenses | 386,234 |
| **Total liabilities** | 12,768,401 |
| Stockholder's equity | |
| Common stock, no par value, 200 shares authorized, 153 shares issued and outstanding | - |
| Paid-in capital | 5,150,000 |
| Retained earnings | 5,810,460 |
| **Total stockholder's equity** | 10,960,460 |
| **Total liabilities and stockholder's equity** | $ 23,728,861 |

The accompanying notes are an integral part of this financial statement.

## 1. Organization and Nature of Operations

First Brokers Securities, Inc. (the "Company"), a New York corporation, is an indirect wholly owned subsidiary of ICAP plc, a public company registered in the United Kingdom and engaged principally in money and securities broking throughout the world. The sole stockholder is Garban Intercapital North Americas, Inc. ("GINA").

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company's principal business activity is the purchase and sale of various debt securities.

On April 30, 2002, GINA purchased the outstanding shares of the Company. The goodwill associated with the purchase transaction has been recorded on the books of GINA and the related purchase accounting adjustments have not been pushed down to the Company.

In May 2003, the Company moved to offices leased by an affiliate of GINA in New Jersey. The Company agreed to occupy this space for the remaining lease term (14.5 years) and make monthly lease payments to an affiliate of GINA.

In connection with the purchase transaction, the Company changed its fiscal year-end from December 31 to March 31.

## 2. Summary of Significant Accounting Policies

**Cash equivalents**
The Company considers cash in bank sponsored money market accounts to be cash equivalents.

**Equipment and leasehold improvements**
Equipment and leasehold improvements are stated at cost less accumulated depreciation. The balance at March 31, 2003 includes $3,061,722 of equipment and leasehold improvements purchased in connection with the Company's move to New Jersey in May 2003. At March 31, 2003, the Company's depreciation policy is as follows:

| Asset | Estimated Useful Life | Principal Method |
|---|---|---|
| Telephone and computer equipment | 5 Years | Declining-balance |
| Furniture and fixtures | 7 Years | Declining-balance |
| Leasehold improvements | Term of lease | Straight-line |

Beginning in May 2003, in connection with the Company's move to New Jersey, the Company's depreciation policy will be:

| Asset | Estimated Useful Life | Principal Method |
|---|---|---|
| Telephone and computer equipment | 3-5 years | Straight-line |
| Furniture and fixtures | 5 years | Straight-line |
| Leasehold improvements | Lesser of useful life or term of the lease (14.5 years) | Straight-line |

**Securities transactions**
Securities transactions are recorded on a trade-date basis.

**Receivables from brokers and dealers**
Receivables from brokers and dealers includes amounts due on cash transactions.

**Use of estimates**
The preparation of the statement of financial condition in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from these estimates.

**Income taxes**
For the period January 1, 2002 to April 29, 2002, the Company's shareholders elected to treat the company as an "S" Corporation for income tax purposes. As such, the individual shareholders were liable for the federal and substantially all state taxes on corporate income.

Subsequent to April 29, 2002, the Company entered into a Tax Sharing Agreement (the "Agreement") with GINA and affiliated entities. Pursuant to this Agreement, the Company is required to remit payments, on a quarterly basis, to GINA in respect of current and deferred income taxes on the net income earned by the Company. The Company is included in the consolidated Federal and combined state and local tax returns filed by GINA. Deferred tax assets or liabilities and taxes receivable or payable are calculated as if each entity were a separate taxpayer.

Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

## 3. Employee Benefits

**Retirement plan**

The company sponsors a 401(k) retirement plan (the "Plan"). The plan covers all employees upon commencement of employment with the Company. The Company does not match employee contributions.

**Employee Retention Plan**

In contemplation of being acquired, the Company established an Employee Retention Plan (the "ERP"). The plan provides for the acquirer to cause the Company to pay out of its own funds, or to the extent the Company does not make payments out of its own funds, shall contribute to the Company amounts specified in the purchase agreement for payment to the ERP. Amounts contributed or set aside to fund payments are allocated among the participants who were employed by the Company on the date of the acquisition. The Company expects that amounts will be accrued under the ERP over the next two years.

## 4. Equipment and Leasehold Improvements

Details of equipment and leasehold improvements at March 31, 2003 are as follows:

| | |
|---|---|
| Telephone and computer equipment | $ 2,258,896 |
| Furniture and fixtures | 811,888 |
| Leasehold improvements | 1,955,308 |
| | 5,026,092 |
| Less accumulated depreciation | 1,952,534 |
| | $ 3,073,558 |

## 5. Commitments

The Company is obligated under an office lease in New York City expiring in September 2006. The lease provides for minimum annual rental payments (exclusive of other charges as defined in the agreement) as follows:

| Year ending March 31, | |
|---|---|
| 2004 | $ 372,000 |
| 2005 | 372,000 |
| 2006 | 372,000 |
| 2007 | 186,000 |
| | $ 1,302,000 |

In connection with the purchase acquisition, GINA agreed to absorb up to $500,000 of future lease costs under this lease.

## 6. Net Capital Requirements

The Company is a member of the NASD, and is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"). This Rule requires the maintenance of minimum net capital and requires

that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2003, the Company's net capital was $6,801,031, which was $5,949,805 in excess of its minimum requirement of $851,226.

**7. Exemption from Rule 15c3-3**

The Company is exempt from the provisions of SEC Rule 15c3-3, as amended, as the Company's activities are limited to those set forth in the conditions for exemption appearing in clause (ii) of subparagraph (k)(2).

**8. Off-Balance-Sheet Risk and Concentration of Credit Risk**

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing brokers on a fully disclosed basis. Therefore, all of the money balances and long and short security positions for these securities transactions are carried on the books of the clearing brokers. Under certain conditions, as defined in the clearance agreement, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the securities transactions introduced by the Company. In addition, the receivable from the clearing brokers are pursuant to this clearance agreement.

In addition, pursuant to the terms of the clearing agreements between the Company and its clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. At March 31, 2003, the Company has recorded no liability. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right.

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of loss is remote.

**9. Transactions with Affiliates**

The Company entered into an agreement with an affiliate of GINA whereby the affiliate provides the Company with shared administrative and compliance services.

In addition, as of January 1, 2003, affiliates of GINA provide all clearing services for the Company. At March 31, 2003, the payable for such charges was $133,020, and is included in accounts payable and accrued expenses on the Statement of Financial Condition.

A receivable from GINA for prepaid taxes of $444,143 is included in prepaid expenses and other assets on the Statement of Financial Condition.